EXHIBIT K

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2007 on Form 18-K filed with the SEC on September 30, 2008, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2004		2005		2006		2007		2008
The Economy
Gross Domestic Product (“GDP”):
(in billions of constant 2008 Brazilian reais)	R$	2,426.5	R$	2,503.2	R$	2,602.6	R$	2,750.1	R$	2,889.7
(GDP at current prices in U.S.$ billions)(1)	U.S.$	663.8	U.S.$	882.4	U.S.$	1,088.9	U.S.$	1,333.8	U.S.$	1,573.3
Real GDP Growth (decline)(2)		5.7%		3.2%		4.0%		5.7%		5.1%
Population (millions)		181.1		183.4		185.6		187.6		189.6
GDP Per Capita(3)	U.S.$	3,655.2	U.S.$	4,812.0	U.S.$	5,868.1	U.S.$	7,108.3	U.S.$	8,297.6
Unemployment Rate(4)		9.6%		8.3%		8.4%		7.4%		6.8%
IGP-DI (rate of change)(5)		12.1%		1.23%		3.8%		7.9%		9.1%
Nominal Devaluation Rate(6)		(8.1)%		(11.8)%		(8.7)%		(17.1)%		(31.9)%
Domestic Real Interest Rate(7)		3.7%		17.6%		10.9%		3.7%		3.1%
Balance of Payments (in U.S.$ billions)
Exports		96.5		118.3		137.8		160.6		197.9
Imports		(62.8)		(73.6)		(91.4)		(120.6)		(173.2)
Current Account		11.7		14.0		13.6		1.6		(28.3)
Capital and Financial Account (net)		(7.5)		(9.5)		16.3		89.1		33.0
Change in Total Reserves		2.2		4.3		30.6		87.5		3.0
Total Official Reserves		52.9		53.7		85.8		180.3		193.8
Public Finance
Financial Surplus (Deficit) as % of GDP(8)		(2.4)%		(3.0)%		(3.0)%		(2.2)%		(1.5)%
Primary Surplus (Deficit) as % of GDP(9)		4.2		4.4		3.8		3.9		4.1
Public Debt (in billions)
Gross Internal Debt (Nominal)(10)	U.S.$	417.6	U.S.$	538.5	U.S.$	674.2	U.S.$	975.1	U.S.$	796.0
Gross External Debt (Nominal)(11)		81.3		76.5		56.1		43.2		27.4
Public Debt as % of Nominal GDP		68.0%		66.6%		64.4%		65.9%		64.4%
Gross Internal Debt		54.3%		58.4%		59.4%		63.1%		62.3%
Gross External Debt(12)		13.7%		8.2%		4.9%		2.8%		2.1%
Total Public Debt (Nominal)(13)	U.S.$	498.8	U.S.$	615.0	U.S.$	730.3	U.S.$	1,018.3	U.S.$	823.4

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2007 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year-on-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(7)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(9)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(10)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(11)	Not including external private debt. Consolidated external private debt as of December 31, 2008, was $90.4 billion.
(12)	Gross external debt less total reserves.
(13)	Consolidated gross public sector debt.

Sources:	Fundação Instituto Brasileiro de Geografia e Estatística (“IBGE”); Getúlio Vargas Foundation; Central Bank

Recent Political Developments

The international financial crisis has impacted the availability of international financing lines and has caused liquidity to decrease in the Brazilian domestic foreign exchange market, particularly in October and November 2008, with impacts on the level and the volatility of the exchange rate. Brazil has been taking a number of steps to address the impact of the international crisis, including a package of tax breaks and tax reductions, increasing resources dedicated to the Growth Acceleration Plan (PAC) and creating a housing program. Brazil has created credit lines for different sectors of the economy, such as farming, civil construction and the auto industry, for BNDES. Brazil has also eased the reserve requirements for Brazilian banks, and undertaken operations of foreign exchange and currency swaps and F/X repos, and entered into currency swap lines with central banks and a currency arrangement with the U.S. Federal Reserve.

Law No. 11.887, of December 24, 2008, created the Sovereign Fund of Brazil (FSB), an anti-cyclical mechanism the objective of which is to promote investments in assets in Brazil and abroad, create public savings, minimize the effects of the economic and financial crises, as well as promote projects of strategic interest to Brazil. As of December 2008, the FSB is valued at R$14.2 billion, or approximately 0.5% of GDP.

Through Provisional Measure No. 459, on March 25, 2009, the Government created the program entitled “My House My Life” with the objective to build 1 million houses for low income families, reducing the housing deficit of Brazil by 14%. The program will utilize resources in the amount of R$60 billion, of which R$34 billion will be in the form of subsidies using the resources from the Government, from the Time-in-Service Guarantee Fund (Fundo de Garantia do Trabalhador Social, or “FGTS”) and from BNDES. The additional R$26 billion will originate from FGTS financing.

By enacting Resolution No. 3.692, on March 26, 2009, the National Monetary Council authorized the Credit Guarantor Fund (Fundo Garantidor de Crédito or “FGC”) to provide additional guarantees for uncertified time deposit contracts issued by certain financial institutions up to the maximum amount of R$20 million per depositor. The measure aims to allow small and medium-sized banks that are operating with a very low volume of credit, due to excess risk aversion, to start lending again.

The President of the Senate, José Sarney, has been accused of adopting and covering the practice of creating jobs and granting benefits to senators through secret measures and without public disclosure over the past 14 years. The four parties with representation in the Senate (DEM, PSDB, PDT and PSOL) requested the temporary removal of Sarney as President of the Senate until investigations are finalized.

On July 14, 2009, a Parliamentary Commission of Inquiry was initiated by the Senate to investigate alleged wrongdoings at Petrobras and at the Oil, Natural Gas and Biofuel Agency (ANP). Investigations are scheduled to begin on August 6, 2009.

On July 25, 2009, President Lula signed an agreement with the President of Paraguay, Mr. Fernando Lugo, with respect to the Itaipú hydroelectric facility on the Brazil / Paraguay border. The agreement triples the value of payments to be made by Brazil to Paraguay for part of the sale of electricity generated by Itaipú, from U.S.$120 million to U.S.$360 million per year. The new agreement will also allow Paraguay to sell excess energy directly to the Brazilian market, without intermediation by Eletrobrás, and will also allow future sales, in conjunction with Brazil, to third countries starting in 2023. The agreement must be submitted to the Congress of both countries for approval.

Balance of Payments; Foreign Trade; International Reserves

In 2008, Brazil registered an accumulated trade surplus of approximately U.S.$24.8 billion versus an accumulated trade surplus of approximately U.S.$40.0 billion in 2007. Exports in 2008 totaled U.S.$197.9 billion, a 23.2% increase over 2007, while imports totaled U.S.$173.1 billion, a 43.6% increase from the U.S.$120.6 billion recorded in 2007. The trade balance in 2008 resulted in an accumulated current account deficit of approximately U.S.$28.2 billion, compared to an accumulated surplus of approximately U.S.$1.5 billion in 2007. The accumulated balance of payments surplus was approximately U.S.$3.0 billion in 2008 compared to an accumulated surplus of approximately U.S.$87.5 billion in 2007.

During the first six months of 2009, Brazil registered an accumulated current account deficit of approximately U.S.$7.0 billion compared to an accumulated deficit of approximately U.S.$16.9 billion for the corresponding period in 2008. The trade balance in the first six months of 2009 resulted in an accumulated trade balance surplus of approximately U.S.$14 billion while the services and income account showed a deficit of U.S.$22.6 billion and the current unilateral transfers account showed a surplus of U.S.$1.6 billion. The balance of payments surplus was approximately U.S.$11.4 billion for the first six months of 2009 compared to a surplus of approximately U.S.$19.2 billion for the corresponding period in 2008.

In June 2009, Brazil registered an accumulated trade surplus of approximately U.S.$4.6 billion versus an accumulated trade surplus of approximately U.S.$2.7 billion for June 2008. Exports during June 2009 totaled U.S.$14.5 billion, a 22.2% decrease from the U.S.$18.6 billion recorded in June of the previous year. Imports for June 2009 totaled U.S.$9.8 billion, a 38.0 % decrease from the U.S.$15.9 billion recorded in June of the previous year. During the first six months of 2009, Brazil registered a trade surplus of approximately U.S.$14 billion, versus a trade surplus of approximately U.S.$11.3 billion for the corresponding period in 2008. Exports in the first six months of 2009 totaled U.S.$70.0 billion, a 22.8% decrease over the corresponding period of 2008 (U.S.$90.6 billion), while imports totaled U.S.$56.0 billion, a 29.5% decrease from the U.S.$79.3 billion recorded for the corresponding period in 2008.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005, U.S.$85.6 billion on December 28, 2006, U.S.$180.3 billion on December 31, 2007 and U.S.$206.8 billion on December 31, 2008. As of July 27, 2009, Brazil’s international reserves totaled U.S.$210.4 billion.

Gross Domestic Product

Brazil’s GDP grew 5.1% in 2008 relative to the previous year. The agricultural, industrial and services sectors increased by 5.8%, 4.3% and 4.8%, respectively, in 2008 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased by 13.8% in 2008 relative to 2007, mainly due to an increase in production and importation of machinery and equipment. Household consumption rose by 5.4% in 2008 using the same base of comparison.

GDP fell by 1.8% in the first quarter of 2009, compared to the same period in 2008. The value added at basic prices fell by 1.5%; excise tax fell by 3.3%, mainly due to the decrease in the industry sector, especially the manufacturing segment, and to the decrease of imports. With respect to value added, services had the best performance, with increase of 1.7% as compared to first quarter of 2008. The value added for the industry sector decreased 9.3%, whereas the value added for the agriculture sector decreased by 1.6%. Domestically, the consumption expenditure of households increased by 1.3%. Government consumption increased by 2.7% compared to the first quarter of 2008. Gross formation of fixed capital (FBCF) decreased by 14.0%, resulting from the reduction in production of machinery and equipment.

In June 2009, the Central Bank published a revised GDP growth estimate for 2009 of 0.8%.

Prices

The Extended National Consumer Price Index, or IPCA, rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 2.57% during the first half of 2009.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007, 9.1% in 2008 and (1.04)% during the first half of 2009.

The IPCA of 2008 was 5.9%, the highest result since 2004 (7.6%) and 1.4 percentage points above the rate of 2007 (4.5%). As it had occurred in 2007, the IPCA of 2008 was influenced mainly by the hike of food products. The IPCA of June 2009 increased by 0.36%, 0.11 percentage points below the rate of May 2009 (0.47%) and 0.38 percentage points below the rate of June 2008 (0.74%). As a consequence, the IPCA of 2009 had accumulated 2.57% in the first half of the year, lower than the rate relative to the same period in 2008 (3.64%). Despite the rise of food products, which changed from 0.44%, in May, to 0.70% in June, IPCA faced a deceleration mainly due to the fall of prices of some goods relating to family consumption.

As of June 2009, the IGP-DI decreased by 0.32%, 0.50 percentage points below the rate of May 2009 (0.18%) and 2.21 percentage points below the rate of June 2008 (1.89%). The first quarter of 2009 had an index of (1.06)%, lower than the rate relative to the same period in 2008 (7.15%). The deflation was primarily due to the decline of wholesale prices, which registered negative in each of the six months of the year.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005, R$2.1380 to U.S.$1.00 on December 29, 2006, R$1.7713 to U.S.$1.00 on December 31, 2007, R$2.3370 to U.S.$1.00 on December 31, 2008 and R$1.8819 to U.S.$1.00 on July 28,2009.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose to 10.7% in July 2006 before declining to 8.4% in December 2006. In 2007, the unemployment rate rose to 9.3% in January and up to 10.1% in April. The unemployment rate declined from 10.1% in May 2007 to 7.4% in December 2007.

In December 2008, the unemployment rate was 6.8%. The unemployment rate has reached its lowest figure in the historical series which started in March 2002, falling 0.8 percentage points compared to November 2008 (7.6%) and 0.6 percentage points compared to December 2007 (7.4%).

In June 2009, the unemployment rate estimated by IBGE’s Monthly Employment Survey was 8.1% for the group of six metropolitan areas surveyed (São Paulo, Rio de Janeiro. Belo Horizonte, Recife, Salvador and Porto Alegre).

Foreign Investment

In 2008, net foreign direct investment totaled approximately U.S.$45.0 billion, compared with approximately U.S.$34.6 billion of such investment registered in 2007.

During the first six months of 2009, net foreign direct investment totaled approximately U.S.$12.7 billion, compared with approximately U.S.$16.7 billion of such investment registered during the corresponding period in 2008.

Monetary Policy

After setting the Over/Selic rate at 11.50% on July 18, 2007, the Central Bank reduced the rate to 11.25% on September 5, 2007. On April 16, 2008, the Central Bank raised the rate by 50 basis points, to 11.75%. The monetary authority managed inflationary expectations through a series of increases in the rate. During the months of June, July and September 2008, the Over/Selic rate was raised to 12.25%, 13.00% and 13.75%, respectively.

After setting the Over/Selic rate on September 2008 at 13.75%, the Central Bank reduced the rate on January 2009 to 12.75%. During the months of March, April and June 2009, the rate was further reduced to 11.25%, 10.25% and 9.25%, respectively. On July, 22, 2009, the Central Bank reduced the rate once more by 50 basis points, indicating that the interest rate reductions may have reached the final stages.

Public Finance

On May 31, 2009, Brazil’s accumulated consolidated public sector primary surplus was R$66.9 billion (2.3% of GDP). In 2008, Brazil’s accumulated consolidated public sector primary surplus was R$118.0 billion (4.1% of GDP), compared with the R$101.6 billion (3.9% of GDP) consolidated public sector primary surplus in 2007. The accumulated consolidated public sector nominal deficit on May, 2009 was R$90.4 billion (3.1% of GDP). The accumulated consolidated public sector nominal deficit in 2008 was R$44.3 billion (1.5% of GDP), compared with the R$57.9 billion (2.2% of GDP) consolidated public sector nominal deficit in 2007.

The main fiscal-economic variables considered in the preparation of the preliminary LOA (“PLOA”) for 2009 (prepared by the da Silva administration in August of 2008) were based on projected GDP growth for 2009 of 4.5%, inflation of 4.5% (IPCA), a real/U.S. dollar exchange rate of R$1.71 (end of period), and wage growth of 14.08%. Subsequently, with the intensification of the financial crisis in September of 2008, the Government revised the underlying macroeconomic parameters of the PLOA. The data of the Budgetary Law of 2009 sanctioned by President Lula on December 30, 2008 are based on projected GDP growth for 2009 of 3.5%, inflation of 4.5% (IPCA), a real/U.S. dollar exchange rate of R$2.04 (end of period), and wage growth of 12.95%. Furthermore, it revised the GDP growth forecast from 3.5% to 2.0% and, finally, to 1.0%. Due to the corresponding drop in tax revenues, the Government decided, in March 2009, to make a cut of R$21.6 billion in current expenses and investments, but on May 20, 2009, the cut was reduced to R$12.5 billion. On April 15, 2009, the Government cut its 2009 primary budget surplus target to 2.5% of GDP from 3.8% and set a target of 3.3% of GDP for the next three years (2010-2012). Moreover, the Government announced that Petróleo Brasileiro S.A., or Petrobras, the state-controlled oil company that generally has accounted for approximately 0.5 percentage points of the primary surplus, will be separated from the normal federal budget beginning with the 2010 budget.

Public Debt

Brazil’s net public sector debt stood at R$1,245.0 billion (42.5% of GDP) on May 31, 2009, compared with R$1,067.4 billion (or 44.9% of GDP) on December 31, 2006, R$1,150.4 billion (or 42.0% of GDP) on December 31, 2007 and R$1,069.6 billion (or 35.8% of GDP) on December 31, 2008. On May 31, 2009, Brazil’s consolidated net public sector external debt was a negative R$272.0 billion (or a negative 9.3% of GDP).

On June 30, 2009, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$11.1 billion (0.8% of all federal domestic debt securities), compared to R$13.5 billion (1.1% of all federal domestic debt securities) on December 31, 2008. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate increased to R$499.2 billion (37.8% of all federal domestic debt securities) from R$453.1 billion (35.8% of all federal domestic debt securities) on December 31,2008. By contrast, fixed rate federal domestic debt securities decreased to R$439.3 billion (33.2% of all federal domestic debt securities) from R$427.1 billion (33.8% of all federal domestic debt securities) on December 31,2008.

On June 30, 2009, the average tenor of Brazil’s federal domestic debt securities was 3.35 years, compared with the average tenor of 2.28 years in December 2005, 2.59 years in December 2006, 3.04 years in December 2007 and 3.28 years in December 2008. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies” in Brazil’s Annual Report for 2007 on Form 18-K filed with the SEC on September 30, 2008. Of the R$1,321.9 billion in federal domestic debt securities outstanding on June 30, 2009, 28.9% were scheduled to mature on or before June 30, 2010.

During 2008, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing Early Redemption Program, which started in January 2007. The Early Redemption Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to US$6.9 billion.

In March 2009 the Central Bank transferred R$185.35 billion to the National Treasury to be applied to the amortization of public debt. The amount transferred is primarily the result of income received by the Central Bank in the first quarter of 2009 in connection with the management of international reserves and swap transactions (R$171.4 billion) and income earned in the second half of 2008 (R$10.2 billion). The amount transferred is equivalent to approximately 48% of the financing needs of the federal public debt-DPF of 2009 (R$379.7 billion) according to the Annual Borrowing Plan for 2009.

On July 29, 2009, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$525,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037. The Global Bonds will be a further issuance of, and will be consolidated to form a single series with, the US$ 2,500,043,000 aggregate principal amount of Brazil’s outstanding 7.125% Global Bonds due 2037 that were previously issued on January 18, 2006, March 23, 2006, August 16, 2006 and January 30, 2007. The settlement for the offering is expected to occur on August 5, 2009.